SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)1

National R.V. Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

637277104

(CUSIP Number)

Bryant R. Riley

Riley Investment Management LLC

11100 Santa Monica Boulevard, Suite 810

Los Angeles, California 90025

(310) 966-1445

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637277104	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,174,383[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 97,450[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,174,383[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 97,450[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,174,383[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 1,174,383 shares of Common Stock owned by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 97,450 shares of Common Stock owned by an investment advisory client of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3

Based on 10,339,484 shares of Common Stock outstanding at November 3, 2006, as reported in National RV Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No. 637277104	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 1,174,383
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,174,383
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,174,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 10,339,484 shares of Common Stock outstanding at November 3, 2006, as reported in National RV Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No. 637277104	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley and Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 500
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 500
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* BD

CUSIP No. 637277104	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 25,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 25,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[1]
14	TYPE OF REPORTING PERSON* EP

———————

Based on 10,339,484 shares of Common Stock outstanding at November 3, 2006, as reported in National RV Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No. 637277104	13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,199,383[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 97,950[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,199,383[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 97,950[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,199,383[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Includes 1,174,383 shares of Common Stock owned by Riley Investment Partners Master Fund, L.P.  Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 1,174,383 shares owned by Riley Investment Partners Master Fund, L.P.  Also, includes 25,000 shares of Common Stock owned by B. Riley & Co. Retirement Trust.  Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 25,000 shares owned by B. Riley & Co. Retirement Trust.

Riley Investment Management LLC has shared voting and dispositive power over 97,450 shares of Common Stock owned by investment advisory clients of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment

CUSIP No. 637277104	13D	Page 7

Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial interest in these shares.  B. Riley & Co., Inc. has voting and dispositive power over 500 shares of Common Stock. Although Mr. Riley is the controlling shareholder and Chairman of B. Riley & Co., Inc., Mr. Riley disclaims beneficial ownership of these shares.

Based on 10,339,484 shares of Common Stock outstanding at November 3, 2006, as reported in National RV Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No. 637277104	13D	Page 8

Item 2.

Identity and Background

Item 2 as previously filed is amended and restated as follows:

(a)

Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

B. Riley & Co. Retirement Trust (employee benefit plan)

B. Riley and Co. Inc. (Delaware corporation)

Mr. Bryant R. Riley (individual residing in California)

(b)

(i)

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(ii)

11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA 90025

(c)

Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser. RIM is the investment adviser to and general partner of Riley Investment Partners Master Fund, L.P. (“RIP”). Mr. Riley is a Trustee of the B. Riley & Co. Retirement Trust (“BRCRT”). Mr. Riley is the Chairman and controlling shareholder of B. Riley & Co., Inc. (“BRC”). Mr. Riley, RIM and RIP are located at the address specified in (b)(i) above. BRC and BRCRT are located at the address specified in (b)(ii) above.

(d)

N/A

(e)

N/A

(f)

United States

Item 4.

Interest in Securities of the Issuer

Item 4 is as previously filed is hereby amended to add the following:

As the Issuer has disclosed in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2006, the Issuer is currently reviewing offers for long-term debt financing and several other strategic opportunities in connection with improving its working capital position. On January 23, 2007, RIM entered into a confidentiality agreement with the Issuer (the “Confidentiality Agreement”) to receive information from the Issuer to evaluate whether the Reporting Persons will participate in the Issuer’s strategic process.  During its evaluation, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Issuer’s Board of Directors and making proposals to the Issuer concerning a strategic alternative or the Issuer’s operations. Such strategic alternative may include the following: a recapitalization, a restructuring, a debt financing, an equity financing or other acquisition of, or going-private transaction involving, in each case, the Issuer, a subsidiary of the Issuer or their respective assets or business.

The Reporting Persons may determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each

CUSIP No. 637277104	13D	Page 9

Reporting Person deems appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including, without limitation, Issuer’s business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. Each of the Reporting Persons reserves the right to dispose of all or a portion of its holdings in Issuer’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

In addition to imposing confidentiality obligations on RIM and its representatives, the Confidentiality Agreement also restricts RIM, its controlled affiliates and affiliated representatives for a period of one year from (except for the restriction described in clause (ii) below and clauses (iv), (v) and (vi) as they relate to clause (ii)), which will expire after 6 months): (i) acquiring or agreeing, offering, seeking or proposing to acquire ownership of any voting securities or rights or options to acquire any voting securities of the Issuer or its subsidiaries, any of the assets or businesses of the Issuer, its subsidiaries or any of its division or any bank debt, claims or other similar obligations of the Issuer or any rights or options to acquire such ownership; (ii) seeking or proposing to influence or control the management or policies of the Issuer or to obtain representation on the Issuer’s Board of Directors, or solicit, or participate in the solicitation of, any proxies or consents with respect to any securities of the Company; (iii) making any public announcement with respect to, or submitting a proposal for, or offer of any extraordinary transaction involving the Company or its securities or assets; (iv) entering into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, or otherwise forming, joining or participating in a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934); (v) publicly seeking or requesting permission or participating in an effort to do any of the foregoing or making or seeking permission to make any public announcement with respect to the foregoing; or (vi) publicly requesting the Issuer or its representatives to amend or waive any provision of the standstill provision. The Confidentiality Agreement also imposes a non-solicit on RIM.

Item 5.

Interest in Securities of the Issuer

Item 5(a) through (c) as previously filed is hereby amended to read as follows:

(a)

RIP owns 1,174,383 shares of Common Stock. Because RIM has sole voting and investment power over RIP’s security holdings, and Mr. Riley, in his role as the sole manager of RIM, controls its voting and investment decisions, each of RIP, RIM, and Mr. Riley may be deemed to have beneficial ownership of the 1,174,383 shares owned of record by RIP, which represent approximately 11.4% of the outstanding Common Stock.

One of RIM’s clients owns 97,450 shares of Common Stock. Although RIM, and Mr. Riley, in his role as sole manager of RIM, maintain shared voting and investment power over the 97,450 shares of Common Stock, RIM and Mr. Riley disclaim beneficial ownership of such shares, which represent approximately 1.0% of the outstanding Common Stock.

BRC owns 500 shares of Common Stock. Although Mr. Riley is the controlling shareholder and Chairman of BRC, Mr. Riley disclaims beneficial ownership of these shares.

BRCRT owns 25,000 shares of Common Stock. Because Mr. Riley, in his role as Trustee, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 25,000 shares owned of record by BRCRT, which represent approximately 0.2% of the outstanding Common Stock.

(b)

Mr. Riley has sole power to vote and dispose or direct the disposition of all shares held of record by RIP and BRCRT.

(c)

Effective as of January 1, 2007, Riley Investment Partners, L.P. (formerly known as SACC Partners LP) has converted into a master-feeder structure. In connection with that conversion, substantially all of the assets of Riley Investment Partners, L.P. (including shares of Common

CUSIP No. 637277104	13D	Page 10

Stock) were contributed to RIP in exchange for limited partnership interests in RIP. In the ordinary course of business, BRC effects transactions in connection with its ordinary course market making activities, as well as for customer transactions.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 as previously filed is hereby amended to add the following:

On January 23, 2007, RIM entered into the Confidentiality Agreement. The Confidentiality Agreement imposes a standstill obligation on RIM and its controlled affiliates. See description of the Confidentiality Agreement in Item 4.

CUSIP No. 637277104	13D	Page 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Partner

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

B. Riley and Co. Inc.

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

By:	/s/ Bryant R. Riley
Bryant R. Riley